

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-Mail
Malcolm Appelbaum
Chief Financial Officer
Globe Specialty Metals, Inc.
One Penn Plaza
250 West 34th Street, Suite 4125
New York, NY 10119

> **Re:** **Globe Specialty Metals, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2012**
> **Filed August 27, 2012**
> **File No. 001-34420**

Dear Mr. Appelbaum:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining